Exhibit 21.1 Subsidiaries of the Registrant

The active subsidiaries of the Company (all of which are included in the Consolidated Financial Statements of the Company and its subsidiaries) are as follows:

Name	State or sovereign power under laws of which organized	Percentage of voting securities owned directly or indirectly by Company

	United States
EDC, Inc.	Ohio	100.0%
TimkenSteel Material Services, LLC	Delaware	100.0%
TSB Metal Recycling LLC	Ohio	100.0%

	International
TimkenSteel UK Limited	England	100.0%
TimkenSteel de Mexico S. de R.L. de C.V.	Mexico	100.0%
TimkenSteel Singapore Pte. Ltd.	Singapore	100.0%
TimkenSteel (Shanghai) Corporation Limited	China	100.0%